SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED
          PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. __)*

                   American Business Financial Services, Inc.
                   ------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   02476B-10-6
                                 --------------
                                 (CUSIP Number)

                                December 24, 2003
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]        Rule 13d-1(b)
       [X]        Rule 13d-1(c)
       [ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Barry P. Epstein
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
-----------------------------------------------------------------------------
NUMBER OF      5    SOLE VOTING POWER

SHARES              200,000
               --------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
               --------------------------------------------------------------
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           200,000
               --------------------------------------------------------------
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
-----------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     200,000
-----------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   [ ]
-----------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.97% (based on 2,946,892 shares of Issuer outstanding on 12/11/03)
-----------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
-----------------------------------------------------------------------------

Item 1(a).     Name of Issuer:

               American Business Financial Services, Inc. (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               111 Presidential Boulevard
               Bala Cynwyd, PA  19004

Items 2(a),    Name of Persons Filing Address of Principal Business Office and
(b) and (c).   Citizenship:

               Barry P. Epstein

Item 2(d).     Title of Class of Securities:

               Common Stock, $0.001 per share, of the Issuer (the
               "Common Stock").

Item 2(e).     CUSIP Number:

               02476B-10-6

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               Not Applicable

Item 4.        Ownership.

               (a)  Amount beneficially owned:  200,000*
                    -------------------------

                    *Subject to certain restrictions which will terminate upon achievement of certain performance standards.

               (b)  Percent of class:
                    ----------------

                    6.97% (based on 2,946,892 shares outstanding on 12/11/03)

               (c) Number of shares to which such person has voting and dispositive power:
                    ----------------------------------------------------

                    (i) Sole power to vote or to direct the vote: 200,000*

                    *Subject to certain restrictions which will terminate upon achievement of certain performance standards.

                    (ii) Shared power to vote or to direct the vote: 0

                    (iii)  Sole power to dispose or to direct the disposition
                         of: 200,000*

                    *Subject to certain restrictions which will terminate upon achievement of certain performance standards.

                    (iv) Shared power to dispose or to direct the disposition
                         of: 0

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of a Group.

          Not Applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 13, 2004

                                /s/ Barry P. Epstein
                                --------------------------------
                                Barry P. Epstein